THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: 1

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $ [AMOUNT]

For value received Dun Rite Games, Inc., a Arkansas corporation (the "***Company***") promises to pay to the undersigned holder or such party's assigns (the "***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 8% per annum ; *provided, however*, that all interest shall stop accruing on and after 24 months from the date of this note. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

The "**Valuation Cap**" is $10 Million.

The "**Interest Rate**" is 8% per annum.

The "**Discount Rate**" is 80%.

1. BASIC TERMS.

(a) Series of Notes. This convertible promissory note (this "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***") and issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***"). The Company shall maintain a ledger of all Holders.

(b) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) Prepayment. The Company may prepay the outstanding principal amount of this Note and any unpaid accrued interest prior to a Change of Control (as defined below).

2. CONVERSION AND REPAYMENT.

(a.) Automatic Conversion upon Financing. Effective upon the closing of an Equity Financing (as defined below) on or before the Maturity Date, the entire unpaid principal amount of this Note and all accrued but unpaid interest thereon shall automatically convert into shares of the same class and series of preferred stock of the Company issued to other purchasers in the Equity Financing (the "*Equity Financing Securities*") at a conversion price per share (the "*Conversion Price*") equal to the lesser of (a) eighty percent (80%) of the price per share of the Equity Financing Securities paid by the other purchasers in the Equity Financing, with any resulting fraction of a share rounded down to the nearest whole share, and (b) an amount obtained by dividing (i) $10,000,000 (which, for the avoidance of doubt, is the agreed upon explicit cap on valuation that would apply to the conversion of the Notes in such Equity Financing) by (ii) the sum of (X) the number of then-outstanding shares of capital stock of the Company (the "*Shares*") plus (Y) the number of Shares issuable upon the conversion of all outstanding securities convertible into Shares and upon the exercise of all options and warrants outstanding immediately before the Equity Financing (including any increase to the number of shares issuable pursuant to any Company equity incentive plan made in connection with such Equity Financing), but excluding any Shares issuable upon the conversion or cancellation of the Notes or any other indebtedness of the Company that may be converted into Shares or otherwise cancelled in consideration for the issuance of equity in such Equity Financing. "*Equity Financing*" means the first issuance of convertible preferred stock by the Company to purchasers after the date hereof but prior to the Maturity Date, which purchasers may but does not have to include one or more holders of the Notes. To the extent practicable, the Company shall give the Holder at least ten (10) days' prior written notice (which may be provided by electronic transmission) of the proposed consummation of the Equity Financing, specifying the date on which it is anticipated that the Equity Financing will be consummated, the Conversion Price, the price per share at which securities will be sold in the Equity Financing and the number of shares issuable in connection with the conversion of this Note as of the anticipated closing date.

(b.) Automatic Conversion upon Maturity. Unless previously converted pursuant to the terms of this Note, the entire unpaid principal amount of this Note and all accrued but unpaid interest thereon shall automatically convert into shares of the Company's then-most senior outstanding class or series of capital stock at a conversion price per share equal to eighty percent (80%) of an amount obtained by dividing (i) the then-fair market value of the Company, not to exceed $10,000,000, by (ii) the sum of (X) the number of then-outstanding Shares plus (Y) the number of Shares issuable upon the conversion of all outstanding securities convertible into Shares and upon the exercise of all options and warrants outstanding immediately such conversion, but excluding any Shares issuable upon the conversion or cancellation of the Notes or any other indebtedness of the Company that may be converted into Shares or otherwise cancelled in consideration for the issuance of equity in such conversion. Such fair market value will be determined by an independent third party mutually agreeable to the Company and the Requisite Holders as promptly as reasonably practicable following the Maturity Date.

(c.) Conversion upon Sale. In the event that a Sale Transaction (as defined below) is consummated prior to the Maturity Date, all outstanding principal and unpaid interest on the Notes will automatically convert into shares of the Company's common stock at a conversion price per share equal to the lesser of (a) eighty percent (80%) of the price per share of the then-fair market value of the common stock (as determined by the negotiations at the time of such Sale Transaction, but either the Company or the Requisite Holders will have the right, but not the obligation, to have the Company's fair market value determined by an independent third party should they reasonably deem that necessary), with any resulting fraction of a share rounded down to the nearest whole share, and (b) an amount obtained by dividing (i) $10,000,000 (which, for the avoidance of doubt, is the agreed upon explicit cap on valuation that would apply to the conversion of the Notes in such Sale Transaction) by (ii) the sum of (X) the number of then-outstanding Shares plus (Y) the number of Shares issuable upon the conversion of all outstanding securities convertible into Shares and upon the exercise of all options and warrants outstanding immediately before the Sale Transaction, but excluding any Shares issuable upon the conversion or cancellation of the Notes or any other indebtedness of the Company that may be converted into Shares or otherwise cancelled in consideration for the issuance of equity in such Sale Transaction. "*Sale Transaction*" means the earliest to occur of: an initial public offering of securities of the Company registered under the Securities Act of 1933, as amended, a merger or consolidation of the Company with or into any other entity, a sale of all or substantially all of the assets of the Company, or any other transaction or series of related transactions in which the Company's equity holders immediately prior to such transaction(s) receive cash, securities or other property in exchange for their equity and, immediately after such transaction(s), own less than 50% of the equity securities of the surviving corporation or its parent; provided that a Sale Transaction will not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder at least thirty (30) days' prior written notice (which may be provided by electronic transmission) of the proposed consummation of the Sale Transaction, which notice any information generally provided by the Company to the holders of the Company's equity in connection with the Sale Transaction, if any.

(d.) Surrender of Note. As promptly as practicable after the conversion of this Note, the Holder shall surrender this Note to the Company for cancellation, whereupon the Company shall issue and deliver to the Holder a stock certificate representing the Shares and/or written evidence of the issuance of the other securities issuable upon the conversion of this Note. As a condition to the issuance of any Shares or other securities of the Company upon conversion of this Note, the Holder must become a party to any agreements and instruments as reasonably requested by the Company, including but not limited to agreements executed by other purchasers in the Equity Financing

(e.) No Fractional Shares. If conversion to this Note would result in the issuance of a fractional equity security, the amount payable under this Note that therefore cannot be applied to the purchase of the equity security shall be paid to the Holder in cash.

3. **REPRESENTATIONS AND WARRANTIES**.

   (a) **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

   (i) **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(ii)   **Corporate Company Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "*Board*") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii)   **Authorization**. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities, when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(iv)   **Governmental Consents**. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v)   **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(vi)   **Compliance with Other Instruments**. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a material adverse effect on the Company. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(vii)   **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules

506(d)(2) and (d)(3), under the Act ("**_Disqualification Events_**"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "**_Company Covered Persons_**" are those persons specified in Rule 506(d)(1) under the Act; _provided, however_, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(viii)   **Offering**. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and any Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix)   **Use of Proceeds**. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b)   **Representations and Warranties of the Holder**. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i)   **Purchase for Own Account**. The Holder is acquiring this Note and the Conversion Securities (collectively, the "**_Securities_**") solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii)   **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii)   **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv)   **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1)   There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, *provided* that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of subsections (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this subsection, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vi) **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(vii) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. **EVENTS OF DEFAULT.**

(a) If there shall be any Event of Default (as defined below) hereunder, this Note shall accelerate and all outstanding principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i) The Company fails to pay timely any of the outstanding principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii)   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate company action in furtherance of any of the foregoing; or

(iii)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(iv)   any default occurs in the payment of any principal of or accrued interest on this Note when due and such failure continues uncured for at least 10 days after written notice thereof is received by the Company from the Requisite Holders;

(v)   the Company shall fail to perform or observe any covenant or agreement set forth in this Note in any material respect and such failure continues uncured for at least 20 days after written notice thereof is received by the Company from the Requisite Holders;

(b)   In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

5.   **MISCELLANEOUS PROVISIONS.**

(a)   **Waivers.** Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b)   **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c)   **Transfers of Notes**. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d)   **Market Standoff**. The Holder hereby agrees that the Holder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of Common Stock (or other securities) of the Company held by the Holder (other than those included in the registration) during the 180-day period following the effective date of the initial public offering of the Company (or such longer period, not to exceed 34 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation). The Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities of the Company), the Holder shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Act. The obligations described in this subsection shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such Common Stock (or other securities of the Company) until the end of such period. The Holder agrees that any transferee of any of the Securities (or other securities of the Company) held by the Holder shall be bound by this subsection. The underwriters of Common Stock (or other securities of the Company) are intended third-party beneficiaries of this subsection and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

(e) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder.

(f) **Governing Law and Exclusive Jurisdiction**. This Note shall be governed by and construed under the laws of the State of Arkansas, as applied to agreements among Arkansas residents, made and to be performed entirely within the State of Arkansas, without giving effect to conflicts of laws principles. It is agreed that any dispute arising from or relating to the subject matter of this Note shall be governed by the exclusive jurisdiction and venue of the state and Federal courts of Arkansas, except where the jurisdiction and venue are mandated by applicable law.

(g) **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h) **Counterparts; Manner of Delivery**. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days advance written notice to the other party hereto.

(k) **Expenses**. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(l) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(m) **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(n) **Exculpation among Holders**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(o) **Severability.** If any provision of this Note is, for any reason, held to be invalid or unenforceable, the other provisions of this Note will remain enforceable, and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

(p) **Senior Indebtedness**. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(q) **Broker's Fees**. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(r) **Arkansas Corporate Securities Law**. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE

COMMISSIONER OF CORPORATIONS OF THE STATE OF ARKANSAS AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Investment Amount: __$[AMOUNT]_____

COMPANY:

Dun Rite Games, Inc._____

Founder Signature
_____

Name: __[FOUNDER NAME]_____

Title: __[FOUNDER TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

 [INVESTOR NAME]
_____

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited